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                                                                    EXHIBIT 99.1


                                   NEWS FROM:
                          COOLBRANDS INTERNATIONAL INC.


FOR IMMEDIATE RELEASE

     Date: September 2, 2004

     For More Information Contact:

     Michael Serruya, Co-Chairman
     CoolBrands International Inc.
     Email Address: mserruya@coolbrandsinc.com
     Telephone: (905) 479-8762

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      COOLBRANDS PROVIDES ADDITIONAL GUIDANCE FOR FISCAL YEAR 2004 RESULTS

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TORONTO, September 2 - CoolBrands International Inc. (TSX: COB.A) today announced guidance for net earnings and revenues for its fiscal year ended August 31, 2004. For the fiscal year, earnings per diluted share are projected to be in a range of $0.97 to $0.90. The Company expects to report revenues of approximately $650 million for the fiscal year. For the same period a year ago, CoolBrands reported earnings per diluted share of $0.59 on revenues of $357.3 million.

"This guidance reflects a year-over-year improvement driven primarily by increased sales of prepackaged consumer products resulting from acquisitions, new licensing agreements and internal growth," said David Stein, President and Co-Chief Executive Officer. "At the same time, during the fourth quarter our results were adversely affected by the effects of higher retail prices on demand across the ice cream and frozen novelty segments and an unseasonably cool summer. In addition, during the fourth quarter the Company expects to incur write-offs and legal expenses totaling approximately $4,320,000 in connection with the non-renewal of the license agreement for the Weight Watchers trademark and the associated litigation,"

CoolBrands expects to report final, audited 2004 fiscal year results in early November.




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About CoolBrands International:

CoolBrands International is a leader in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. CoolBrands is the pre-eminent company in the fast-growing "better-for-you" ice cream category with offerings such as fat free, non-dairy Whole Fruit'TM'
Sorbet and new Atkins'r' Endulge'TM' controlled carbohydrate super premium ice cream. CoolBrands also competes in the super premium ice cream category with the Dreamery'r' Ice Cream and Godiva'r' Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams, frozen novelties and frozen desserts under the Eskimo Pie'r', Chipwich'r', Tropicana'r', Welch's'r', Yoplait'r', Betty Crocker'r' and Trix'r' brand names.

         CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates the second largest "direct store delivery" (DSD) ice cream distribution system in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

         CoolBrands' subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products and frozen novelties to well known national retailers, food companies and restaurant chains. Americana Foods also manufactures and sells products for the foodservice channel, which are extensively used to standardize quality and reduce labor costs in on-site food preparation.

         Coolbrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands also manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

         CoolBrands also franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana'r' Smoothies, Juices & More, Swensen's'r' Ice Cream, I Can't Believe It's Yogurt'r', Yogen Fruz'r', Bresler's'r' Premium Ice Cream, Golden Swirl'r' and Ice Cream Churn'r', with company-owned, franchised and non-traditional partnership locations around the world.

         This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to earnings, revenues, goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its




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customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.